SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 23 2011
DIVISION OF MARKET REGULATION

SECURI ON

11023843

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 SOUTH BISCAYNE BLVD. - SUITE 1742
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. YARUS (305) 371-2722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – *if individual, state last, first, middle name*)

8211 W. BROWARD BLVD. - SUITE 370 (Address) PLANTATION (City) FL (State) 33324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a.s

OATH OR AFFIRMATION

I, GARY J. YARUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED CAPITAL CORPORATION, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

TERESA CAMACHO
Notary Public - State of Florida
My Comm. Expires May 4, 2014
Commission # DD 988477

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVERSIFIED CAPITAL CORPORATION

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Diversified Capital Corporation

We have audited the accompanying balance sheet of Diversified Capital Corporation for the fiscal year ended June 30, 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Capital Corporation as of June 30, 2011, and the results of its operations and its cash flows for the fiscal year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Finkelstein Brown Nemet & Rothchild, PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 19, 2011

DIVERSIFIED CAPITAL CORPORATION
BALANCE SHEET
JUNE 30, 2011

ASSETS

Cash	$ 110,750	
Commissions Receivable - Mutual Funds and Variable Annuities	747	
Investments, At Market	167,112	
Prepaid Income Taxes	421	
Prepaid Expenses	3,300	
Computer Equipment & Software, Less Accumulated Depreciation of $3,240	0	$ 282,330

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Commissions Payable	$ 597	
Payroll Taxes Payable	496	
Income Tax Liabilities	1,040	
Deferred Income Tax Liability	3,806	$ 5,939
STOCKHOLDERS' EQUITY:		
Common Stock - Authorized 1,000,000 Shares $.001 Par Value, Issued and Outstanding 200,000 Shares	200	
Paid In Capital In Excess of Par Value	9,800	
Retained Earnings	266,391	276,391
		$ 282,330

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JUNE 30, 2011

REVENUE:		
Commissions Earned	$ 39,733	
Advisory Fees	91,212	
Dividend and Interest Income	3,746	$ 134,691
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Automobile Expense	75	
Bank Charges	188	
Commissions	31,773	
Consulting Fees	45,606	
Computer Expenses	1,854	
Directors Fee	1,500	
Dues and Subscriptions	2,593	
Insurance	326	
Management Fees	12,000	
Office and Miscellaneous Expenses	10,394	
Payroll Taxes	617	
Professional Fees	6,750	
Registration Fees and Taxes	2,844	
Seminars	1,107	
Travel	1,345	
Wages	7,500	126,472
INCOME FROM OPERATIONS		8,219
OTHER INCOME(EXPENSES):		
Gain on Mark to Market – Securities Held for Investment		25,225
INCOME BEFORE INCOME TAXES		33,444
PROVISION FOR INCOME TAXES:		
Deferred Tax Expense	5,128	
Income Tax Expense	1,040	6,168
INCOME		$ 27,276

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED JUNE 30, 2011

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JULY 1, 2010	$ 200	$ 9,800	$ 239,115	$ 249,115
NET INCOME	-	-	27,276	27,276
STOCKHOLDERS' EQUITY JUNE 30, 2011	$ 200	$ 9,800	$ 266,391	$ 276,391

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 27,276
Adjustments To Reconcile Income To Net Cash Used In Operating Activities:	
Gain On Investments Net of Related Deferred Income Taxes	(20,097)
Increase in Prepaid Expenses	(1,836)
Decrease in Commissions Payable	(1,205)
Increase in Income Tax Payable	854
Decrease in Commission Receivables	1,506
Decrease in Payroll Taxes Payable	(1,502)
Total Adjustments	(22,280)
Net Cash Flow Provided By Operating Activities	4,996
CASH FLOW FROM INVESTING ACTIVITIES:	
Sale of Stock Proceeds	92,053
Purchase of Stocks	(119,984)
Net Cash Used in Investing Activities	(27,931)
DECREASE IN CASH	(22,935)
CASH BALANCE - JULY 1, 2010	133,685
CASH BALANCE - JUNE 30, 2011	$ 110,750
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	186
Cash paid during the year for interest	-0-

DISCLOSURE OF ACCOUNTING POLICY:

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accompanying Notes

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

The Company operates as a broker/dealer and is thus, registered with the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities. The company is located in, and operates throughout, South Florida.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the aggregate indebtedness as defined shall not exceed fifteen times net capital, as defined. At June 30, 2011, the Company's net capital was $249,381 and the "Required Net Capital" as defined was $5,000. The ratio of "Aggregate Indebtedness" to Net Capital was 2.58%. Revenue is recognized on trade date.

SUBSEQUENT EVENTS:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through August 19, 2011, the date the financial statements were available to be issued.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT:

Under the fair value hierarchy as described in FASB ASC 820, securities are recorded at fair value and all are level one.

NOTE 3 - INCOME TAXES:

Income taxes are calculated based on the tax effect of transaction reported in the financial statements. The benefit on the Statement of Operations consists of the change during the year in deferred tax assets and liabilities as described in Note 3.

Current Income Tax Expenses consists of:

Federal	$ 843
State	197
	$ 1,040

NOTE 4 - DEFERRED INCOME TAXES

Deferred income taxes are provided to reflect timing differences in reporting results of operations for financial statement and income tax purposes. Timing differences, result from the income tax effect of unrealized gains on investment securities, and a capital loss carry forward available to offset future capital gains.

Deferred income tax expense:

State	$ 2,120
Federal	3,008
	$ 5,128

The deferred income tax liability is due to the cumulative result of those same timing differences. The component's giving rise to the net deferred liability is as follows:

Deferred Tax Asset	$ 505
Deferred Tax Liability	(4,311)
	$ (3,806)

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management has determined that no valuation allowance related to the deferred tax asset is necessary at June 30, 2011.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company occupies office space at the facilities of its 50% shareholder on a month-to-month basis. The shareholder provides office facilities, telephone service, administrative and clerical personnel and various administration services for a total of $2,500. The management fee of $12,000 was paid to a corporation owned by a 50% shareholder. The commission expense of $31,773 includes $2,275 paid to a 50% shareholder. The consulting expense of $45,606 was paid to a 50% shareholder.

SUPPLEMENTARY INFORMATION

DIVERSIFIED CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
JUNE 30, 2011

CREDITS:		
Stockholders' Equity		$ 276,391
Deferred Income Taxes Related to Unrealized Appreciation of Investments Subject to Haircut		4,311
TOTAL CREDITS		280,702
DEBITS:		
Commission Receivables		747
Prepaid Expenses		3,721
Deferred Tax Asset		505
		4,973
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		275,729
Haircuts on Securities Position:		
Investment Securities	$ 25,067	
Money Market Fund	1,184	
Undue Concentration	97	26,348
NET CAPITAL		249,381
MINIMUM NET CAPITAL REQUIREMENT:		
6-2/3% of Aggregate Indebtedness of $6,444 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 244,381
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.58%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Commissions Payable	597	
Payroll Tax Liabilities	496	
Current Tax Liabilities	1,040	
Deferred Tax Liabilities	4,311	$ 6,444

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (I) - All required transactions would be through a special account for the exclusive benefit of customers but the company had no such transactions during previous years.

See Accompanying Accountants' Report

DIVERSIFIED CAPITAL CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
JUNE 30, 2011

NET CAPITAL PER COMPUTATION (Page 9)	$ 249,381
Adjustments:	
Income Taxes Payable	853
Haircuts on Securities Position	26,348
Payroll Taxes Payable	496
	27,697
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 277,078

SUBORDINATED DEBT

The Company did not have subordinated debt as of June 30, 2011 or at any time during the year then ended.

See Accompanying Accountants' Report

inkelstein
Brown
Nemet
& Rothchild, P.A.
ERTIFIED PUBLIC ACCOUNTANTS

211 West Broward Blvd. • Suite 370
antation, Florida 33324

595 North Kendall Dr. • Suite 200
iami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5 (e) (4)

To the Board of Directors
Diversified Capital Corporation

As a result of our audit of Diversified Capital Corporation for the fiscal year ended June 30, 2011, the Company is entitled to continue taking the SIPC exemption due to the type of business engaged in such as limiting their income to sales of mutual funds and insurance products.

Finkelstein Brown Nemet & Rothchild, P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 19, 2011

nkelstein
Brown
Nemet
& Rothchild, P.A.
RTIFIED PUBLIC ACCOUNTANTS

11 West Broward Blvd. • Suite 370
ntation, Florida 33324

95 North Kendall Dr. • Suite 200
ami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Diversified Capital Corporation

In planning and performing our audit of the financial statements of Diversified Capital Corporation for the fiscal year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control..

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

To the Board of Directors
Diversified Capital Corporation

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

kelstein
rown
Nemet
& Rothchild, P.A.

To the Board of Directors
Diversified Capital Corporation

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild PA.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 19, 2011

TERE CAMACHO
305-398-8303
GUARDIAN LIFE INSURANCE
2 SOUTH BISCAYNE BOULEVARD
MIAMI FL 33131

0.0 LBS LTR

1 OF 1

SHIP TO:

DAVID NELSON, REGIONAL DIRECTOR
S.E.C.
801 BRICKELL AVENUE, SUITE #1800
MIAMI FL 33131-4901

FL 330 6-04

UPS NEXT DAY AIR SAVER 1P

TRACKING #: 1Z 8E3 44R 13 9318 4620

BILLING: P/P

Reference #1: Pemmy Saltman

CS 13.6.07. WXPIE70 18.0A 07/2011

DIVERSIFIED CAPITAL CORPORATION
2 SOUTH BISCAYNE BOULEVARD SUITE # 1742
MIAMI, FLORIDA 33131
(305) 371-2722 FAX (305) 371-8004

August 25, 2011

S.E.C.
David Nelson, Regional Director
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

Gentlemen:

Enclosed please find our audited financial statement/Focus Report for the fiscal year ended June 30, 2011.

If you have any questions concerning this information, please call me.

Sincerely,

Gary J. Yarus, President